Delisting Determination, The Nasdaq Stock Market, LLC, July 11, 2025, Marin Software Incorporated.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Marin Software Incorporated effective at the opening of the trading session on July 31, 2025. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on June 17, 2025. The Company did not file an appeal.
The Company common stock was suspended on June 26, 2025.
The Staff determination to delist the Company common stock became final on June 26, 2025.